UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of March 2007

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant) By: /s/ Ronit Dulberg —————————————— Ronit Dulberg, Chief Financial Officer

Dated: March 6, 2007

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CAMTEK’S 2006 FOURTH QUARTER AND ANNUAL
RESULTS CONFERENCE CALL TO BE HELD ON
MARCH 20 AT 9:00 A.M. EDT

MIGDAL HA’EMEK, Israel, March 6, 2007- Camtek Ltd. (NASDAQ: CAMT, TASE: CAMT) announced that it would be releasing its 2006 fourth quarter and annual financial results before the market opens on Tuesday, March 20th, 2007 and holding an investor conference call starting at 9:00 a.m. EDT, later that same day.

Rafi Amit, Chief Executive Officer and Ronit Dulberg, Chief Financial Officer will host the call and will be available to answer questions after presenting the results.

To participate, please call one of the following telephone numbers at least 10 minutes before the start of the call.

US:	1 888 281 1167	at 9:00 a.m. EDT
UK:	0 800 917 9141	at 1:00 p.m. GMT
Israel:	03 918 0688	at 3:00 p.m. Israel time
International:	+972 3 918 0688

For those unable to participate, the teleconference will be available for replay on Camtek’s website at http://www.camtek.co.il/ beginning 24 hours after the call.

ABOUT CAMTEK LTD.
With headquarters in Migdal Ha’Emek Israel, Camtek Ltd., designs, develops, manufactures, and markets automatic optical inspection systems and related products. Camtek’s automatic inspection systems are used to enhance both production processes and yield for manufacturers in the printed circuit board industry, the high density interconnect substrate industry and the semiconductor manufacturing and packaging industry. This press release is available at www.camtek.co.il.

This press release may contain projections or other forward-looking statements regarding future events or the future performance of the Company. These statements are only predictions and may change as time passes. We do not assume any obligation to update that information. Actual events or results may differ materially from those projected, including as a result of changing industry and market trends, reduced demand for our products, the timely development of our new products and their adoption by the market, increased competition in the industry, price reductions as well as due to risks identified in the documents filed by the Company with the SEC.

CONTACT INFORMATION
CAMTEK:	IR INTERNATIONAL
Ronit Dulberg, CFO	Ehud Helft / Kenny Green
Tel: +972-4-604-8308	GK Investor Relations
Fax: +972-4-604 8300	Tel: (US) 1 866 704 6710
Mobile: +972-54-905-0776	kenny.green@gkir.com
ronitd@camtek.co.il	ehud.helft@gkir.com

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